UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
WESTMOUNTAIN ASSET MANAGEMENT, INC.
 (Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 per share
(Title of Class of Securities)

96110T101
(CUSIP Number)

Joseph Zimlich, 262 East Mountain Avenue, Fort Collins, Colorado 80524
(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

N/A
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96110T101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BOCO Investment, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,505,652

	8.	Shared Voting Power --

	9.	Sole Dispositive Power 8,505,652

	10.	Shared Dispositive Power --

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,505,652 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 89.37%

14.	Type of Reporting Person (See Instructions) OO – Limited Liability Company

CUSIP No. 96110T101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Pat Stryker Living Trust, dated October 14, 1976

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 8,505,652

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 8,505,652

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,505,652

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 89.37%

14.	Type of Reporting Person (See Instructions) OO -- Trust

CUSIP No. 96110T101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Pat Stryker

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 8,505,652

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 8,505,652

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,505,652

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 89.37%

14.	Type of Reporting Person (See Instructions) IN

The percentage calculations in the foregoing cover pages and as set forth below are based on the total outstanding common stock of the Issuer, 9,517,402 shares, as reported in the report on Form 10-Q of WestMountain Asset Management, Inc. for the period ended June 30, 2011.

Item 1.  Security and Issuer.

Title and Class of Equity Securities:	Common Stock, par value $.001 per share of
WestMountain Asset Management, Inc., a
Colorado corporation (the “Company”)

Address of Issuer:	262 East Mountain Ave., Suite
Fort Collins, Colorado 80524

Item 2.  Identity and Background.

The persons filing this statement (collectively, the “Reporting Persons”) are:

    (a)    BOCO Investments, LLC, a Colorado limited liability company (“BOCO”);

    (b)    Pat Stryker Living Trust, dated October 14, 1976, as amended; and

    (d)    Pat Stryker, a Colorado resident.

BOCO is a Colorado limited liability company. The principal business of BOCO is to purchase, hold and sell securities for investment purposes. The controlling member of BOCO is the Pat Stryker Living Trust, dated October 14, 1976, as amended. The principal purpose of the Pat Stryker Living Trust is to hold securities and other assets for estate planning purposes. The trustee of the Pat Stryker Living Trust is Pat Stryker.

The business address of each of the Reporting Persons is 262 East Mountain Ave., Fort Collins, Colorado 80524.

During the last five years, none of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making any of them subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

This Form is being jointly filed pursuant to Rule 13d-1(k) promulgated pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, by the parties listed above.

Item 3.  Source and Amount of Funds or Other Consideration.

On November 28, 2007, the Company issued to WestMountain Blue, LLC, a company owned in part by the Reporting Persons, a total of 8,050,000 common shares at a cash price of $322,000, or $0.04 per share.

            On June 29, 2011, the Company entered into a Conversion and Termination Agreement with BOCO to convert the outstanding principal and interest on a promissory note owed by the Company to BOCO. As of June 29, 2011, the Company owed BOCO a total of $524,520.55 in principal and accrued interest on the promissory note. The Company converted the entire outstanding principal and interest on the promissory note into a total of 455,652 common shares and terminated the obligation.

Item 4.   Purpose of the Transaction.

The Reporting Persons hold the shares of Company Common Stock for investment. The Reporting Persons may, from time to time, acquire more shares of Company Common Stock pursuant to the exercise of the warrants they hold as described in Item 3 above.  In addition, the Reporting Persons may sell shares of Company Common Stock from time to time as they deem advisable and depending on market conditions.   Except as set above, the Reporting Persons do not have any present plans or intentions which would result in or relate to any of the matters set forth in subparagraphs (b) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

As of June 30, 2011, based upon information provided by the Company, there were 9,517,402 shares of Common Stock issued and outstanding.

 In connection with the transactions described in Item 3, the Reporting Persons indirectly own 8,505,652 common shares through WestMountain Blue, LLC, a Colorado limited liability company which represents a beneficial ownership of approximately 89.37% of the Company’s outstanding securities. The controlling member of BOCO is the Pat Stryker Living Trust, dated October 14, 1976, as amended.

Item 6.  Contracts, Arrangements or Relationships with Respect to the Securities of the Issuer.

None.

Item 7. Exhibits

Exhibit 99.1                      Joint Filing Agreement dated October 28, 2011.

Signatures:

After reasonable Inquiry, and to the best of my knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct, dated October 28, 2011.

BOCO INVESTMENTS, LLC

By: Bohemian Asset Management, Inc. its Manager

/s/ Joseph C. Zimlich
Joseph C. Zimlich, President

WESTMOUNTAIN PRIME, LLC

By: BOCO Investments, LLC, its Sole Member

/s/ Joseph C. Zimlich
Joseph C. Zimlich, President

PAT STRYKER LIVING TRUST

/s/ Pat Stryker
Pat Stryker, Trustee

/s/ Pat Stryker
Pat Stryker, Individually